December 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Re:	Corporación América Airports S.A.

Registration Statement on Form F-1

Filed December 6, 2017

File No. 333-221916

Dear Ms. Nicholson:

On behalf of Corporación América Airports S.A., a public limited company (société anonyme) organized and existing under the laws of Luxembourg (the “Company” or “CAAP”), we are providing the following responses to the comments set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated December 11, 2017 (the “Comment Letter”) relating to the registration statement on Form F-1, as filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2017 (the “Original Registration Statement”). Concurrently with this response, the Company is filing with the Commission a revised registration statement which incorporates the revisions to the Original Registration Statement described herein (the “Registration Statement”). For the Staff’s convenience, the Company is providing the Staff with one paper copy of the Registration Statement, together with three blacklined copies to show changes from the Original Registration Statement. Such marked copies will be couriered to the Staff’s offices.

To facilitate the Staff’s review of this letter, the Staff’s comment has been included in italic type above the Company’s response.

Operating Activities, page 107

1.	Bullet (iii) does not appear to explain the variance between nine months ended 2017 and 2016 in that it relates to the variance in income taxes paid in 2016 relative to 2015. Please revise your disclosure to address the circumstances applicable to the variance in the interim periods reported.

U.S. Securities and Exchange Commission

December 22, 2017

Company Response: In response to the Staff’s comment, the Company has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Operating Activities” section on pages 105 and 106 of the Prospectus to include additional disclosure clarifying the variance in income taxes paid in 2016 related to 2015.

2.	In regard to the variance in operating activities for the nine months ended period and between the years ended 2016 and 2015, you cite as a factor an increase in cash provided by operating activities due to the increase in passenger traffic. It is not clear how this sufficiently addresses the remaining portion of the variance after consideration of the other factors cited given that revenues from passenger traffic would be expected to pay for operating costs such as cost of services and S, G and A. Please revise your disclosure to ensure the aggregate of the factors cited materially explain the total variance in operating cash between comparative periods. Also, quantify all factors cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting.

Company Response: In response to the Staff’s comment, the Company has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Operating Activities” section on pages 105 and 106 of the Prospectus to provide additional disclosure on the total variance in operating cash between comparative periods.

Business, page 118

Our Airports by Country in Which We Operate, page 118

Argentina, page 118

3.	We note your response to our prior comment 4 that you are unable to disclose the conversion ratio of the preferred shares as it will be determined at the time of conversion and will be based upon the fair market value of the common shares of AA2000. Please disclose the aggregate value of the preferred shares currently held by the Argentine Government that will be used to determine the conversion ratio. In this regard, we note that the nominal value of the preferred shares will not be used to calculate the conversion ratio.

Company Response: In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

In order to determine the conversion ratio of each preferred share, the price of the common shares will be determined as described on page 122 of the Prospectus.

U.S. Securities and Exchange Commission

December 22, 2017

Once the price per common share has been determined, the preferred shares would be convertible into common shares at the nominal value of the preferred shares, which is one peso (AR$1). For example, if the price per common share is determined to be five pesos (AR$5), each preferred share of nominal value one peso (AR$1) each, would convert into 0.2 common shares.

The Company has revised the disclosure in the
“Business—Our Airports by Country in Which We Operate—Argentina” section on page 119 of the Prospectus to provide additional disclosure on this conversion mechanism.

Regulatory and Concessions Framework, page 144

The AA2000 Concession Agreement, page 147

4.	We note your response to our prior comment 9, including the revised disclosure on page 154 that “[t]he ‘economic equilibrium’ derives from, and is determined in accordance with, the Financial Projection of Income and Expenses and the initial investment, as determined in Annex V of Decree no. 1799107 and subsequent regulations, including ORSNA Note No. 152/08.” However, we also note that it does not appear that you have disclosed in your prospectus such Financial Projection of Income and Expenses and the initial investment upon which economic equilibrium will be based. If you do not believe that such information is material, please provide your analysis in your response.

Company Response: In response to the Staff’s comment, the Company has revised the “Regulatory and Concessions Framework—The Argentine Concession Agreement” section on page 152 of the Prospectus to include the initial investment upon which economic equilibrium will be based.

Exhibit 10.2B

5.	Please refile so that the tables in Sub-Appendix III-A and Appendix V are legible.

Company Response: In response to the Staff’s comment, the Company advises the staff that the illegible table referenced as part of Sub-Appendix III-A is actually Appendix IV of Exhibit 10.2B. The Company has included the proper reference to Appendix IV and refiled Exhibit 10.2B to include legible tables in Appendix IV and Appendix V.

Exhibit 5.1

6.	Please have counsel remove the second to the last paragraph in its opinion as investors should be able to rely upon counsel’s opinion.

U.S. Securities and Exchange Commission

December 22, 2017

Company Response: In response to the Staff’s comment, Allen & Overy, Luxembourg counsel to the Company, has removed the second to the last paragraph in its opinion. The Company has re-filed the revised Exhibit 5.1 in response to the Staff’s comment.

7.	We note that counsel has consented that its name be used under the heading “Taxation.” However, counsel’s name does not appear under the heading “Taxation.” Please revise accordingly or revise.

Company Response: In response to the Staff’s comment, Allen & Overy has revised its opinion to remove the consent for its name to be used under the heading “Taxation”, and re-filed the revised Exhibit 5.1.

If you should have any questions or wish to discuss any other matters relating to the foregoing, please contact me at (212) 801-6416 or by e-mail at rossellm@gtlaw.com.

Very truly yours,

/s/ Marc Rossell

Marc Rossell

Cc:	Martin Francisco Antranik Eurnekian, Corporación América Airports S.A.

Raul G. Francos, Corporación América Airports S.A.

Andrés Zenaruzza, Corporación América Airports S.A.

Randolph Bullard, Greenberg Traurig, LLP

Eduardo Loiacono, Price Waterhouse & Co., S.R.L.